GOLD RESERVE INC.

VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

X

Annual General Meeting Proxy Card

▼ **IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — Management recommends that you vote "FOR" each of the director nominees and "FOR" Proposal 2.

1. Election of the following nominees as directors, as set forth in the Management Information Circular.

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	For	Withhold		For	Withhold		For	Withhold
01 - James H. Coleman	☐	☐	02 - Rockne J. Timm	☐	☐	03 - James P. Geyer	☐	☐
04 - Yves Gagnon	☐	☐	05 - Robert A. Cohen	☐	☐	06 - James Michael Johnston	☐	☐

	For	Withhold
2. Appointment of PricewaterhouseCoopers LLP as auditors for the year ending December 31, 2022 and authorization of the Board of Directors to fix the auditor's remuneration.	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

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03PC4B

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — GOLD RESERVE INC.

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ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOVEMBER 17, 2022

PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the "Company") hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, David P. Onzay, Chief Financial Officer of the Company, or instead of either of them, ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of the Company to be held on November 17, 2022 (the "Meeting") at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponements thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

This proxy should be read in conjunction with the accompanying documentation provided by Management.

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